August 14, 2009

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 001-13585

Dear Mr. Rosenberg:

Thank you for the comments contained in your letter dated May 18, 2009 and your follow-up comments delivered orally on July 15, 2009 regarding the filings referenced above. This letter responds to your follow-up comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your follow-up comments below in bold type, followed by the Company’s response:

1.	Please refer to your response to Comment 2 and your revised disclosure for the three individual investments in affiliates that meet the significance test of Rule 3-09. Please amend your filing and present the required financial statements of these investments in affiliates. In addition, for the impairments that were recorded in 2007, please identify and describe in reasonable specificity the nature and extent of (a) new events that occurred, or (b) additional experience or information obtained since the last reporting date that led to the determination that the investments were other than temporarily impaired.

RESPONSE: With respect to the three investments in affiliates referred to in the first part of your comment, please note that the Company has submitted a letter to the Division of Corporation Finance’s Office of Chief Accountant requesting waiver of the provisions of Rules 3-09 and 4-08(g) of Regulation S-X.

In response to the second portion of your comment, the Company proposes to provide additional disclosure substantially as follows in applicable future filings (additional language emphasized):

Additionally, during 2007 the Company recognized $56.1 million of impairment losses on investments in affiliates and other long-term investments, including $13.7 million in the title insurance and services segment, $22.2 million in the data and analytic solutions segment and $20.2 million at the corporate level. 2007 marked the depth of the real estate crisis and many of the investments written off in whole or in part during 2007 were companies whose revenues, income or other prospects for success were largely determined by the overall amount of real estate activity or the amount of activity in the geographies where the specific company was operating. More specifically, with respect to the impairments that were recorded in 2007, the impairments involved eleven individual investments, three of which made up approximately $33.0 million of the total impairment charge. In making the determination as to whether an individual investment was other than temporarily impaired, the Company assessed the then-current and expected financial condition of each relevant entity, including, but not limited to, the anticipated ability of the entity to make its contractually required payments to the Company (with respect to debt obligations to the Company), the results of valuation work performed with respect to the entity, the entity’s anticipated ability to generate sufficient cash flows and the market conditions in the industry in which the entity was operating.

In the case of the three largest impairment charges taken during 2007, the Company’s assessment of the investments was based on information obtained during the then-current period that included updated then-current and projected financial statements, and in the case of one investment, the result of a current valuation performed. The Company utilized such updated information in assessing those investees, and to the extent necessary, in updating its internal valuation analyses. These analyses included the Company’s perspective on then-current and anticipated market conditions as well as an appropriate discount rate to be used for valuing the anticipated cash flows from the investment. These assessments showed anticipated value for the investments below the Company’s carrying value which the Company believed to be other than temporary and as a result the investments were written down to the expected fair value as of the assessment date.

2.	Please refer to your response to Comment 4. It remains unclear how you concluded that unrealized losses were not other than temporarily impaired for common equity securities. Please tell us what evidence exists to support a realizable value equal to or greater than the carrying value of the investments in common equity securities. Please refer to SAB Topic 5-M.

RESPONSE: In the second quarter of 2009, the Company recorded $21.3 million of other than temporary impairments on its common and preferred equity securities ($15.6 million on common securities, $5.7 million on preferred securities). The Company’s second quarter disclosure regarding the impairments is included below:

When, in the opinion of management, a decline in the fair value of an equity security, including common and preferred stock, is considered to be other-than-temporary, such equity security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that the Company will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities (including estimates of prepayments and credit losses and sensitivity analysis of those estimates), issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, the Company’s review of the security includes the above noted factors as well as what evidence, if any, exists to support that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, the Company’s policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded. For the second quarter of 2009, the Company concluded that such evidence was not available on 41 common equity securities and 14 preferred equity securities. Accordingly, an other-than-temporary impairment charge of $15.6 million and $2.2 million, relating to its common and preferred equity securities, respectively, was recorded as a component of net realized investment losses.

In addition, in July 2009, the Company elected to convert its preferred stock in Citigroup Inc. into common stock of that entity under the terms of Citigroup’s publicly announced exchange offer. Based on the terms of the exchange offer and the level at which Citigroup’s common stock was trading, the Company concluded that the investment was other-than-temporarily impaired by $3.5 million. The Company concluded that this was a recognized subsequent event and recorded the impairment loss at June 30, 2009.

Based on the fact that the Company recorded these impairment charges at June 30, 2009, the Company believes that the additional information originally requested is no longer relevant in future filings. However, additional information regarding the conclusion on other than temporary impairment at March 31, 2009 follows:

As it relates to the common equity securities, 64 individual securities were in a loss position at March 31, 2009 although the substantial majority of the loss was concentrated in five registered investment funds. The Company’s assessment of the investments considered the nature of the individual fund’s investment strategy, the asset manager’s perspective on the funds’ performance (if applicable) as well as the actual investment diversification of the individual funds. Based on that information, the Company assessed the recent performance of each fund as well as the funds’ short-term and long-term expected performance. Additionally, the Company reviewed the duration and extent of the unrealized losses on the investments including the trends of the values of the funds (including the extent, if any, to which the value had improved subsequent to the balance sheet date). When reviewing the nature and extent of the unrealized losses, the Company noted that although the investments traded marginally at a loss prior to the third quarter of 2008, a high percentage (81%) of the losses had occurred during or after the third quarter of 2008. Thus, a high percentage of these losses had not been existent for 12 months as of March 31, 2009. In addition, with respect to the first quarter of 2009, the Company viewed the market as highly volatile and temporarily depressed. Given (i) the fact that the majority of the losses had not been in existence for 12 months (ii) the Company’s ability and intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in market value, (iii) the Company’s belief that the investments eventually would recover, and (iv) the high degree of volatility in the marketplace at the time, the Company concluded that the investments were not other than temporarily impaired as of March 31, 2009. With respect to the second quarter of 2009, a larger portion of the losses had been existent for in excess of 12 months and the markets had improved to a degree, confirming the Company’s belief that ultimate recovery of the investments was likely, but also providing additional clarity as to amounts that were not likely to recover in the near term. With the benefit of this additional information, the Company concluded that various investments were other than temporarily impaired and recorded the impairment loss as of June 30, 2009.

SAB Topic 5-M “Other than Temporary Impairment of Certain Investments in Equity Securities” provides that there are numerous factors that are to be considered when assessing equity securities for other than temporary impairment and that the relative significance of each factor varies in each case. In forming its conclusion at March 31, 2009, the Company placed significant reliance on the balanced nature of the funds, the expected long-term returns on the funds and the long-term duration of the Company’s title claims which provide a significant long-term ability to hold the investments through the current down cycle.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Vanessa Robertson

Joel Parker

Anthony Piszel

Brian Lane, Gibson Dunn & Crutcher LLP